UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K

                        [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                         For Period Ended: July 31, 2004

       [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
       [ ] Transition Report on Form 11-K

         For the Transition Period Ended :________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

       __________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:                     Xenomics, Inc.

Former name if applicable:

Address of principal executive office
(street and number):                         420 Lexington Avenue, Suite 1701

City, state and zip code:                    New York, New York 10170

                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-QSB for the three months ended July 31, 2004 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain information required to be included in the Form 10-QSB. .

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification: Samuil Umansky, President at (732) 438-8290

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                  If the answer is no, identify report(s)

                         [X] Yes                                  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes                                  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         In July 2004, Xenomics, Inc. (formerly Used Kar Parts, Inc.) acquired Xenomics, a California corporation, by issuing 2,258,801 of its shares of common stock in exchange for all outstanding shares of Xenomics pursuant to a Securities Exchange Agreement dated May 18, 2004. The statement of operations for July 31, 2004 will include the results of operations of Xenomics. Xenomics, Inc. also completed a private placement on July 2, 2004 of 2,645,210 shares of its common stock for aggregate proceeds of $2,512,949.50. In addition as part of the acquisition, Xenomics, Inc. redeemed 1,971,734 pre-split shares of common stock from a principal stockholder for $500,000, or the equivalent of $.0023 per post-split share.

                                 Xenomics, Inc.
                   -------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 2004                            By: /s/ Samuil Umansky
                                                        ------------------------
                                                        Samuil Umansky,
                                                        President